TALISMAN ENERGY INC. THIRD QUARTER RESULTS

CONFERENCE CALL AND WEBCAST DETAILS

CALGARY, Alberta (October 20, 2014) – Talisman Energy Inc. will release its third quarter 2014 results on Tuesday, November 4, 2014, before markets open. A conference call and webcast for investors, analysts and media will be held at 1:00 p.m. MT (3:00 p.m. ET) to discuss results. Participants will include Hal Kvisle, President and CEO, and members of senior management.

To participate in the conference call, please contact the operator 10 minutes prior to the meeting.

Dial in numbers:
1-877-223-4471 (North America)
(647) 788-4922  (Toronto and international)

A live audio webcast of the conference call will be available on Talisman’s website (www.talisman-energy.com). Alternatively, visit: http://www.gowebcasting.com/5300

Talisman’s third quarter analyst note, which provides an overview of the previous quarters’ results and a compilation of relevant public information, can be found here:
http://www.talisman-energy.com/upload/media_element/667/01/q3-2014-analyst-survey-note.pdf

Call replay

A replay of the conference call will be available at approximately 5:00 p.m. MT (7:00 p.m. ET) on Tuesday, November 4, 2014, until 11:59 p.m. MT (01:59 a.m. ET) Tuesday, November 11, 2014. To access the replay:

1-800-585-8367 (North America) passcode 57944249 or
416-621-4642 (Toronto & international) passcode 57944249

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Media and General Inquiries:                                                                           Shareholder and Investor Inquiries:
Brent Anderson                                                                                                 Lyle McLeod
Manager, Corporate Communications                                                            Vice-President, Investor Relations
Phone: 403-724-1880                                                                                           Phone: 403-767-5732

Email: tlm@talisman-energy.com

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